Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10899

OFFERING CIRCULAR SUPPLEMENT NO. 1

Date of Original Offering Circular: October 26, 2018

July 2, 2019

AHP Servicing LLC

440 S. LaSalle Street
Suite 110
Chicago, Illinois 60605

(866) 247-8326

This document (the “Supplement”) supplements the Offering Circular of AHP Servicing LLC (the “Company”) dated October 26, 2018 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide updated information that is not in the Offering Circular.

1.               Juanita Aguilera and Margaret (Meg) Doyle are no longer employed by the Company. Their listings under “DIRECTORS, OFFICERS, AND SIGNIFICANT EMPLOYEES – Significant Employees”, along with related descriptions of their “Business Experience”, are hereby deleted.

2.               The Offering Circular is amended by the addition of the following Significant Employee to the list on page 42:

Name	Position	Age	Term of Office	Approximate Hours Per Week If Not Full Time
Renee Giannos	Chief Operating Officer	52		Full Time

The following “Business Experience” is added:

Ms. Giannos
Chief Operating Officer

Ms. Giannos holds a Juris Doctor degree from the Whittier College School of Law and a Bachelor’s degree in Business Administration from Loyola University Chicago. Ms. Giannos is licensed to practice law in the state of Illinois.

Renee Giannos joined the Company in June, 2019. Ms. Giannos is responsible for the operations of the Company, including overseeing loan servicing activities related to payment processing, tax and insurance tracking, loss draft, loan onboarding, and service transfers. Ms. Giannos also oversees the resolutions team, including collection activity, loss mitigation, and litigation. Ms. Giannos directs various corporate administration and technology duties related to servicing and resolutions. Prior to joining the Company, Ms. Giannos served as Assistant General Counsel and Vice President at First Midwest Bank from 2017 to 2019. Previously, Ms. Giannos served as Senior Counsel II and Assistant Vice President at Dovenmuehle Mortgage, Inc., a national loan servicer, from 2012 to 2017. Ms. Giannos served as an attorney in various law firms for nineteen years prior to joining Dovenmuehle Mortgage, Inc.

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This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including all of its Exhibits, amendments, and prior supplements.

We might further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements. You should read the entire Offering Circular, as amended or supplemented, before deciding whether to invest.